Exhibit 99.1

Huami Corporation Reports Second Quarter 2018 Unaudited Financial Results

Revenues up 54.8% Year-over-Year to RMB760.1 Million, Exceeding Guidance Range

BEIJING, August 20, 2018 /PRNewswire/ -- Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial and Operating Highlights

•	Revenues[1] reached RMB760.1 million (US$114.9 million), representing an increase of 54.8% from the second quarter of 2017.
•	Gross margin was 25.9%, no material change from the second quarter of 2017.
•	Net income attributable to Huami Corporation was RMB85.5 million (US$12.9 million), compared to RMB49.7 million in the second quarter of 2017.
•	Adjusted net income attributable to Huami Corporation[2] was RMB101.6 million (US$15.3 million), up 57.8 % from the second quarter of 2017.
•

Adjusted basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of Huami Corporation was RMB1.69 (US$0.26) and RMB1.61 (US$0.24), respectively, compared to RMB1.17 and RMB1.12, respectively, for the second quarter of 2017.  Each ADS represents four (4) Class A ordinary shares.

•	Total units shipped reached 5.4 million, compared to 4.5 million in the second quarter of 2017.

First Six Months of 2018 Financial and Operating Highlights

•	Revenues reached RMB1,346.1 million (US$203.4 million), representing an increase of 63.7% from the first six months of 2017.
•	Gross margin reached 25.5%, increasing from 24.4% in the first six months of 2017.
•	Net income attributable to Huami Corporation was RMB100.3 million (US$15.2 million), compared to RMB45.2 million in the first six months of 2017.
•	Adjusted net income attributable to Huami Corporation was RMB194.1 million (US$29.3 million), up 160.8% from the first six months of 2017.
•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.63 (US$0.55) and RMB3.16 (US$0.48), respectively, compared to RMB1.17 and RMB1.12, respectively, for the first six months of 2017.  Each ADS represents four (4) Class A ordinary shares.

1 The Group adopted ASC 606 by using modified retrospective method since January 1, 2018.

2 Adjusted net income is a non-GAAP measure, which excludes share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•	Total units shipped reached 10.1 million, compared to 7.7 million in the first six months of 2017.

“We are pleased to deliver strong top and bottom line results in the second quarter that exceeded our expectations,” said Wang Huang, Chairman and CEO. “Our performance was driven by robust sales of Amazfit branded products as well as the extremely successful launch of the Mi Band 3 during the quarter. In the first half of 2018, we sold approximately 1.4 million units Amazfit branded products, and revenue generated from Amazfit branded products and other value added services was RMB 523.0 million. This revenue amount is more than four times of that of first half of 2017.  Our results reflect our strong competitive position and compelling product offering, and reinforce our proven track record of delivering products that meet market demands. Our recently announced acquisition of Zepp assets and strategic partnership with PAI Health will ensure our product development pipeline remains full and position us to further penetrate the healthcare and sports arenas. Furthermore, these alliances accelerate our efforts to monetize our vast datasets and expand into the global market.”

David Cui, Chief Financial Officer, said, “Strong sales of higher margin self-branded products helped offset the anticipated margin drag of selling through older generation products and drove solid profitability for the quarter. The successful launch of the Mi Band 3 and effective management of the Mi Band 2 transition highlight our demonstrated ability to effectively manage the product lifecycle. Building on our momentum, we continue to make strategic investments in our research and development capabilities to ensure we remain on the leading edge of smart wearable technology. During the second quarter, we made incremental investments in R&D related to internet apps, AI and products to penetrate the healthcare sector. In addition, our marketing expense increased as we look to build broader awareness and adoption of our self-branded products. We are extremely pleased with our performance during the first half of the year, and these investments help ensure we are well positioned to continue to deliver strong results as we enter the second half of the year.”

Second Quarter 2018 Financial Results

Revenues increased by 54.8% to RMB760.1 million (US$114.9 million) from RMB491.1 million in the second quarter of 2017, primarily due to an increase in the sales of self-branded products.

Cost of revenues increased by 54.7% to RMB563.3 million (US$85.1 million) from RMB364.1 million in the second quarter of 2017. The increase was in line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 55.0% to RMB196.9 million (US$29.8 million) from RMB127.0 million in the second quarter of 2017. Gross margin of 25.9% was the same as the second quarter of 2017.

Total operating expenses increased by 42.2% to RMB97.9 million (US$14.8 million) from RMB68.8 million in the second quarter of 2017, primarily due to an increase in personnel-related costs, advertisement promotion expenses, and professional fees.

Research and development expenses increased by 35.1% to RMB44.4 million (US$6.7 million) from RMB32.8 million for the second quarter of 2017, primarily due to an increase in costs related to recruitment and hiring of new personnel, and costs related to application of intellectual property rights to strengthen the Company’s brand protection in overseas markets.

General and administrative expenses increased by 23.3% to RMB32.8 million (US$5.0 million) from RMB26.6 million for the second quarter of 2017, primarily due to an increase in personnel-related cost and professional service fees associated with business expansion and being a public company.

Selling and marketing expenses increased by 120.5% to RMB20.7 million (US$3.1 million) from RMB9.4 million for the second quarter of 2017, primarily due to an increase in salary compensation and share-based compensation expenses to retain sales and marketing personnel, and an increase in advertisement promotion expenses for  self-branded products.

Operating income was RMB99.0 million (US$15.0 million), compared to operating income of RMB58.2 million for the second quarter of 2017.

Income before income tax was RMB101.4 million (US$15.3 million), compared to income before income tax of RMB58.8 million for the second quarter of 2017.

Income tax expenses were RMB15.9 million (US$2.4 million), compared to RMB8.5 million for the second quarter of 2017.

Net income attributable to Huami Corporation totaled RMB85.5 million (US$12.9 million), compared to RMB49.7 million for the second quarter of 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB80.8 million (US$12.2 million), compared to RMB14.1 million for the second quarter of 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.42 (US$0.21) and RMB1.35 (US$0.20), respectively, compared to RMB0.85 and RMB0.82, respectively, for the second quarter of 2017. Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 57.8% to RMB101.6 million (US$15.3 million) from RMB64.3 million for the second quarter of 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.69 (US$0.26) and RMB1.61 (US$0.24), respectively, compared to RMB1.17 and RMB1.12, respectively, for the second quarter of 2017. Each ADS represents four (4) Class A ordinary shares.

As of June 30, 2018, the Company had cash and cash equivalents of RMB893.9 million (US$135.1 million), compared to RMB366.3 million as of December 31, 2017.

First Six Months of 2018 Financial Results

Revenues increased by 63.7% to RMB1,346.1 million (US$203.4 million) from RMB822.2 million in the first six months of 2017, due to an increase in shipment volume of both Xiaomi wearable products and self-branded products and others.

Cost of revenues increased by 61.4% to RMB1,002.5 million (US$151.5 million) from RMB621.2 million in the first six months of 2017. The increase was in line with the rapid sales growth of Xiaomi wearable products and self-branded products.

Gross profit increased by 70.9% to RMB343.6 million (US$51.9 million) from RMB201.0 million in the first six months of 2017. Gross margin increased to 25.5% from 24.4% in the first six months of 2017. The increase was driven by improved economies of scale and the rapid growth in sales of self-branded products.

Total operating expenses increased by 59.0% to RMB235.7 million (US$35.6 million) from RMB148.2 million in the first six months of 2017. The Company’s successful IPO and the amendment of certain vesting schedules of previously granted options triggered an acceleration of expense recognition in the first six months of 2018. Excluding share-based compensation expenses, the increase is primarily due to an increase in personnel-related costs, advertisement promotion expenses, and professional service fees.

Research and development expenses increased by 61.1% to RMB118.2 million (US$17.9 million) from RMB73.3 million for the first six months of 2017, primarily due to an increase in costs related to recruitment and hiring of new personnel, and costs related to application of intellectual property rights to strengthen the Company’s brand protection in overseas markets.

General and administrative expenses increased by 49.0% to RMB82.1 million (US$12.4 million) from RMB55.1 million for the first six months of 2017, primarily due to an increase in personnel-related cost and professional fees to meet the need of business expansion and being a public company, offset by an increase in exchange gains from operating transactions.

Selling and marketing expenses increased by 79.2% to RMB35.4 million (US$5.4 million) from RMB19.8 million for the first six months of 2017, primarily due to an increase in salary compensation and share-based compensation expenses to retain sales and marketing personnel, and an increase in advertisement promotion expenses on the self-branded products.

Operating income was RMB107.8 million (US$16.3 million), compared to RMB52.7 million for the first six months of 2017.

Income before income tax was RMB117.9 million (US$17.8 million), compared to RMB54.3 million for the first six months of 2017.

Income tax expenses were RMB18.6 million (US$2.8 million), compared to RMB7.9 million for the first six months of 2017.

Net income attributable to Huami Corporation totaled RMB100.3 million (US$15.2 million), compared to RMB45.2 million for the first six months of 2017.

Net income attributable to ordinary shareholders of Huami Corporation increased to RMB87.2 million (US$13.2 million), compared to RMB8.8 million for the first six months of 2017.

Basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB1.83 (US$0.28) and RMB1.60 (US$0.24), respectively, compared to RMB0.54 and RMB0.52, respectively, for the first six months of 2017.  Each ADS represents four (4) Class A ordinary shares.

Adjusted net income attributable to Huami Corporation, which excludes share-based compensation expenses, increased by 160.8% to RMB194.1 million (US$29.3 million) from RMB74.4 million for the first six months of 2017.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of Huami Corporation was RMB3.63 (US$0.55) and RMB3.16 (US$0.48), respectively, compared to RMB1.17 and RMB1.12, respectively, for the first six months of 2017.  Each ADS represents four (4) Class A ordinary shares.

Outlook

For the third quarter of 2018, the management of the Company currently expects:

-	Net revenues to be between RMB820.0 million and RMB840.0 million, which would represent an increase of approximately 73.0% to 77.2% from RMB474.1 million for the third quarter of 2017.

The above outlook is based on the current market conditions and reflects Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Monday, August 20, 2018 (8:00 p.m. Beijing Time on August 20, 2018) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (Toll Free):	400-120-6115
Hong Kong (Toll Free):	800-963-976
Hong Kong:	+852-5808-1995
Participant Elite Entry Number :	2203926

A telephone replay will be available two hours after the call until on August 27, 2018 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	10123130

Additionally, a live and archived webcast of the conference call will be available at http://www.huami.com/investor.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2017, Huami shipped 18.1 million units of smart wearable devices.  Huami has one of the largest biometric and activity databases in the global smart wearables industry.  Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.  In addition to designing, manufacturing and selling smart bands and watches under its own Amazfit brand, Huami is the sole partner of Xiaomi, a leading mobile internet company and global consumer electronics brand, to design and manufacture Xiaomi-branded smart bands, watches (excluding children watches and quartz watches), scales and associated accessories.

Use of Non-GAAP Measures

We use adjusted net income, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expenses, and such adjustment has no impact on income tax.

We believe that adjusted net income helps identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income. We believe that adjusted net income provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income, should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per share attributable to ordinary shareholders of Huami Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6171 to US$1.00, the effective noon buying rate for June 29, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 29, 2018, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

Tel: +86-10-5940-3255

E-mail:  ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail:  huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  huami@tpg-ir.com

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$

Assets
Current assets:
Cash and cash equivalents	366,336	893,850	135,082
Restricted cash	3,185	-	-
Accounts receivable	32,867	51,720	7,816
Amounts due from related parties, current	578,454	554,935	83,864
Inventories	249,735	440,459	66,564
Short-term investments	13,721	30,317	4,582
Prepaid expenses and other current assets	51,062	28,108	4,247
Total current assets	1,295,360	1,999,389	302,155
Property, plant and equipment, net	28,755	30,927	4,674
Intangible asset, net	5,339	5,226	790
Goodwill	5,930	5,930	896
Long-term investments	85,238	115,240	17,415
Deferred tax assets	41,895	49,491	7,479
Other non-current assets	3,000	56,736	8,574
Total assets	1,465,517	2,262,939	341,983

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$

Liabilities
Current liabilities:
Accounts payable	707,782	610,999	92,336
Advance from customers	10,683	17,377	2,626
Amount due to related parties, current	8,143	6,381	964
Accrued expenses and other current liabilities	93,798	86,718	13,106
Income tax payables	21,600	13,800	2,085
Notes payable	5,243	-	-
Bank borrowings	30,000	20,000	3,022
Total current liabilities	877,249	755,275	114,139
Deferred tax liabilities	2,470	2,422	366
Amount due to a related party, non-current	3,076	3,152	476
Other non-current liabilities	4,940	9,104	1,376
Total liabilities	887,735	769,953	116,357

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$

Mezzanine equity
Series A convertible redeemable participating preferred shares	26,770	-	-
Series B-1 convertible redeemable participating preferred shares	26,906	-	-
Series B-2 convertible redeemable participating preferred shares	295,942	-	-
Total mezzanine equity	349,618	-	-
Equity
Ordinary shares	56	150	23
Additional paid-in capital	72,427	1,172,826	177,242
Accumulated retained earnings	131,192	264,803	40,018
Accumulated other comprehensive income	22,100	54,602	8,252
Total Huami Corporation shareholders’ equity	225,775	1,492,381	225,535
Non-controlling interests	2,389	605	91
Total equity	228,164	1,492,986	225,626
Total liabilities, mezzanine equity and equity	1,465,517	2,262,939	341,983

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB	US$

Revenues	491,065	760,139	114,875
Cost of revenues	364,059	563,254	85,121
Gross profit	127,006	196,885	29,754
Operating expenses:
Selling and marketing	9,391	20,704	3,129
General and administrative	26,600	32,803	4,957
Research and development	32,843	44,355	6,703
Total operating expenses	68,834	97,862	14,789
Operating income	58,172	99,023	14,965
Other income and expenses:
Interest income	339	1,981	299
Other income	318	391	59
Income before income tax	58,829	101,395	15,323
Income tax expenses	(8,530)	(15,874)	(2,399)
Income before income from equity method investments	50,299	85,521	12,924
Loss from equity method investments	(574)	(743)	(112)
Net income	49,725	84,778	12,812
Less: Net loss attributable to non-controlling interest	-	(736)	(111)
Net income attributable to Huami Corporation	49,725	85,514	12,923
Less: Accretion of Series A Preferred Shares	925	-	-
Less: Accretion of Series B-1 Preferred Shares	771	-	-
Less: Accretion of Series B-2 Preferred Shares	8,482	-	-
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	25,408	4,722	714
Net income attributable to ordinary shareholders of Huami Corporation	14,139	80,792	12,209
Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.21	0.36	0.05
Diluted income per ordinary share	0.20	0.34	0.05

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.85	1.42	0.21
ADS – diluted	0.82	1.35	0.20

Weighted average number of shares used in computing net income per share
Ordinary share – basic	66,394,356	227,464,737	227,464,737
Ordinary share – diluted	74,616,962	239,639,643	239,639,643

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2017	2018
	RMB	RMB	US$

Net income attributable to Huami Corporation	49,725	85,514	12,923
Share-based compensation expenses[1]	14,621	16,051	2,426
Adjusted net income attributable to Huami Corporation	64,346	101,565	15,349
Less: Accretion of Series A Preferred Shares	925	-	-
Less: Accretion of Series B-1 Preferred Shares	771	-	-
Less: Accretion of Series B-2 Preferred Shares	8,482	-	-
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	34,801	5,609	848
Adjusted net income attributable to ordinary shareholders of Huami Corporation	19,367	95,956	14,501

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.29	0.42	0.06
Adjusted diluted income per ordinary share	0.28	0.40	0.06

Adjusted net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.17	1.69	0.26
ADS – diluted	1.12	1.61	0.24

Weighted average number of shares used in computing net income per share
Ordinary share – basic	66,394,356	227,464,737	227,464,737
Ordinary share – diluted	74,616,962	239,639,643	239,639,643

[1]Share-based compensation expenses included are follows:
Cost of revenues	-	78	12
Selling and marketing	-	49	7
General and administrative	14,049	15,053	2,275
Research and development	572	871	132
Total	14,621	16,051	2,426

HUAMI CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2017	2018
	RMB	RMB	US$

Revenues	822,169	1,346,059	203,421
Cost of revenues	621,195	1,002,500	151,501
Gross profit	200,974	343,559	51,920
Operating expenses:
Selling and marketing	19,784	35,444	5,356
General and administrative	55,098	82,073	12,403
Research and development	73,345	118,193	17,862
Total operating expenses	148,227	235,710	35,621
Operating income	52,747	107,849	16,299
Other income and expenses:
Interest income	772	3,375	510
Other income	738	6,628	1,002
Income before income tax	54,257	117,852	17,811
Income tax expenses	(7,927)	(18,618)	(2,814)
Income before income from equity method investments	46,330	99,234	14,997
Loss from equity method investments	(1,142)	(736)	(111)
Net income	45,188	98,498	14,886
Less: Net loss attributable to non-controlling interest	-	(1,784)	(270)
Net income attributable to Huami Corporation	45,188	100,282	15,156
Less: Accretion of Series A Preferred Shares	1,818	177	27
Less: Accretion of Series B-1 Preferred Shares	1,521	368	56
Less: Accretion of Series B-2 Preferred Shares	16,728	4,049	612
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	16,328	8,500	1,285
Net income attributable to ordinary shareholders of Huami Corporation	8,793	87,188	13,176

Net income per share attributable to ordinary shareholders of Huami Corporation
Basic income per ordinary share	0.14	0.46	0.07
Diluted income per ordinary share	0.13	0.40	0.06

Net income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.54	1.83	0.28
ADS – diluted	0.52	1.60	0.24

Weighted average number of shares used in computing net income per share
Ordinary share – basic	65,006,612	190,397,570	190,397,570
Ordinary share – diluted	73,229,218	202,203,360	202,203,360

HUAMI CORPORATION
Reconciliation of GAAP and Non-GAAP Results
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)
except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2017	2018
	RMB	RMB	US$

Net income attributable to Huami Corporation	45,188	100,282	15,156
Share-based compensation expenses[1]	29,242	93,807	14,176
Adjusted net income attributable to Huami Corporation	74,430	194,089	29,332
Less: Accretion of Series A Preferred Shares	1,818	177	27
Less: Accretion of Series B-1 Preferred Shares	1,521	368	56
Less: Accretion of Series B-2 Preferred Shares	16,728	4,049	612
Less: Undistributed earnings allocated to participating preferred shares and nonvested restricted shares	35,333	16,834	2,544
Adjusted net income attributable to ordinary shareholders of Huami Corporation	19,030	172,661	26,093

Adjusted net income per share attributable to ordinary shareholders of Huami Corporation
Adjusted basic income per ordinary share	0.29	0.91	0.14
Adjusted diluted income per ordinary share	0.28	0.79	0.12

Adjusted income per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.17	3.63	0.55
ADS – diluted	1.12	3.16	0.48

Weighted average number of shares used in computing net income per share
Ordinary share – basic	65,006,612	190,397,570	190,397,570
Ordinary share – diluted	73,229,218	202,203,360	202,203,360

[1]Share-based compensation expenses included are follows:
Cost of revenues	-	410	62
Selling and marketing	-	4,111	621
General and administrative	28,099	52,063	7,868
Research and development	1,143	37,223	5,625
Total	29,242	93,807	14,176